REAL ESTATE ASSOCIATES LIMITED/CA, II, III, IV, V, VI and VII
                       55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

July 7, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Daniel Gordon

Re:   Real Estate Associates Limited/CA, II, III, IV, V, VI and VII
      Form 10-KSB for the year ended December 31, 2004
      File No.  0-09262,  0-09782,  0-10673,  0-12439,  0-12438,  0-13112  and
      0-13810

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Real Estate Associates Limited/CA ("REAL"), Real Estate Associates Limited II ("REAL II"), Real Estate Associates Limited III ("REAL III"), Real Estate Associates Limited IV ("REAL IV"), Real Estate Associates Limited V ("REAL V"), Real Estate Associates Limited VI ("REAL VI") and Real Estate Associates Limited VII ("REAL VII"), California limited partnerships (collectively the "Partnerships"), in a letter dated June 8, 2005, which was sent in response to the Partnerships' May 10, 2005 response to the Staff's original comment letters dated April 14, 2005 for REAL II and April 18, 2005 for the other six partnerships. The Partnerships' response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated June 8, 2005.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

1.          Comment:  We have read and  reviewed  your  response  to  comment 1.
            Please address the following points in your response:
o Tell us the name of the general partner of the local limited partnerships and if they are currently consolidating the variable interest entities.
o Please provide us with the excerpts from the local limited partnerships agreements that discuss the fact that the general partner is prohibited from selling, assigning, transferring, mortgaging, pledging or otherwise encumbering or disposing of its interests.

            Response: The accompanying Exhibit A provides the name of the general partner of each of the local limited partnerships and the Partnerships' understanding of whether the general partner is consolidating the respective variable interest entity ("VIE"). Most of the general partners of the local limited partnerships are not affiliates of the Partnerships and have not informed the Partnerships of their accounting policies with respect to their investments in the local limited partnerships.

            The accompanying Exhibit B provides a representative excerpt from the local limited partnership agreement for an investee of each of the Partnerships that describes the restriction on the general partner's ability to sell, assign, transfer, mortgage, pledge or otherwise encumber or dispose of its interest in the local limited partnership.

2.    Comment:  In your  response  you list a number  of  indicators  that you believe make the general partner the principal and the limited partner the agent. A number of the indicators related to the general partner appear to be the role of a management company. In addition, under the terms of the partnership agreement, the general partner is prohibited from selling, transferring, or encumbering its interest in the partnership without the approval of the limited partner. This also appears to indicate that the general partner is the agent. Refer to page 3 of the 10-K. Please explain to the staff in detail all kick-out rights that the limited partner possesses. Tell us how you addressed the above factors in determining which party is the principal and agent.

            Response: Paragraph 17(b) of FIN 46R requires consideration of "The relationship and significance of the activities of the variable interest entity to various parties within the related party group," in making the determination of which party within the related party group is most closely associated with the VIE. The rights and obligations of the general partners listed in the Partnerships' responses dated May 10, 2005 are detailed in Section 5 of the local limited partnership agreements. These rights and obligations are granted to the general partner and not to the management company. The Partnerships concluded that these rights and obligations granted to the general partners are factors that strongly indicate that the general partners are the parties most closely associated with the local limited partnerships.

            The Partnerships recognize that the requirement of limited partner consent to the general partner's sale, transfer or encumbering of its interest could be interpreted in isolation to indicate that the limited partner is the principal and the general partner is the agent in a de facto agency relationship. However, the Partnerships note that there is a similar requirement of general partner consent to the limited partner's assignment of its interest that could be interpreted in isolation to indicate that the general partner is the principal and the limited partner is the agent. The Partnerships do not believe that these mutual restrictions indicate that the general partner is an agent of the limited partner.

            The local limited partnership agreements provide the limited partner with the right to designate an additional or successor general partner if:

o The general partner or the partnership shall be in material default in the performance of any of their respective obligations so as to seriously impair the operations or prospects of the partnership and/or the project;
o The net worth of the general partner endangers the status of the partnership as a partnership for Federal tax purposes;
o              The general partner shall retire or cease to exist;
o A material breach of any of the general partner's duties or obligations under the local limited partnership agreement;
o A material breach of the mortgage or mortgage note, the Regulatory Agreement or any other agreement given with respect to the financing of the project; provided, however, the general partner shall have 30 days to cure said breach but only if during said 30 days the general partner takes all steps necessary to prevent a foreclosure of the mortgage loan;
o Termination, withdrawal or reduction of any governmental subsidy relating to the project, unless a comparable subsidy has been obtained; or
o Failure of the net worth of the general partner to meet both the test for ruling purposes of a sole corporate general partner, under Internal Revenue Service Rev. Proc. 72-13, and the then-current such test, if any, applicable to the general partner at any time during the term hereof.

            The Partnerships believe that limited partner rights to remove a general partner without cause would indicate that the general partner is the agent of the limited partner. However, the rights described above may be exercised only in the event of a breach or material default of a specific obligation. These rights are protective in nature and do not indicate that the general partner is the agent of the limited partner.

            In summary, the factors noted above do not conclusively indicate which party is principal or agent in the de facto agency relationship that is deemed to exist under paragraph 16 of FIN 46R. As discussed in the Partnerships' responses dated May 10, 2005, the Partnership believes the general partner has characteristics commonly associated with the principal.

3. Comment: Please provide us with a more quantitative analysis to determine the exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships.

            Response: The Partnerships did not perform a quantitative analysis of the exposure to the expected losses based on their assessment that the Partnerships as the limited partner bear the majority of the expected losses due to provisions of the local limited partnership agreements that provide for 95 to 99 percent allocations and distributions to the Partnerships. The Partnerships considered this factor in conjunction with the other factors set forth in paragraph 17 of FIN 46R in the overall determination of which party within the related party group is most closely associated with the VIEs. The Partnerships concluded based upon consideration of all factors, that the general partner is the party within the related party group that is most closely associated with the local limited partnerships.

                        *     *     *     *     *

  As requested by the Staff in its letters dated April 14, 2005 and April 18, 2005, the Partnerships again acknowledge that: (a) the Partnerships are responsible for the adequacy and accuracy of the disclosure in their filings;
  (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnerships may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  corporate  general  partner  of  Real
                                    Estate  Associates  Limited/CA,  II,  III,
                                    IV, V, VI and VII



Exhibit A - Schedule of General Partners of Local Limited Partnerships


                                                                        GP an AIMCO   GP
Registrant     Local Limited Partnership     General Partner (GP) (1)   Affiliate Consolidating

REAL        West Lafayette, Ltd.            Rosewood Apts. Corp.           Yes        Yes
            Williamson Towers Associates    NDC Realty Investments,        No       Unknown
                                            Inc.
REAL        Bethel Towers Ltd Dividend      Maurice Higgenbotham           No       Unknown
            Housing Assoc.
REAL        Emporia Limited                 R. Bjelland, R. Midura &       No       Unknown
                                            R. Nidura
REAL        Belleville Manor Apartments,    J. Owen, J. Womack &           No       Unknown
            Ltd.                            Marion Enterprises
REAL        Clinton Apartments, Ltd.        J. Owen, J. Womack &           No       Unknown
                                            Marion Enterprises

REAL II     Valebrook Associates            B. Flynn, G. Marker &          No       Unknown
                                            G/B/C Development
REAL II     Azalea Court Invest. Group,     R. Beaver & Olympia            No       Unknown
            Brentwood Limited               Develop. Co.
REAL II     Crystal Springs Associates Ltd. R. Beaver                      No       Unknown
REAL II     Gulfport Associates, Ltd.       R. Beaver                      No       Unknown
            (Magnolia)
REAL II     Alabama Prop., Ltd. II          R. Beaver & Olympia            No       Unknown
            (Willowick)                     Develop. Co.
REAL II     Branford Development            W. Harp & Mr. Piscitelli       No       Unknown
            Associates, LP
REAL II     Sugar River Mills               R. Bowditch, W. Finch & G.     No       Unknown
                                            Slavet
REAL II     Clearfield Manor Associates     P. Lewis & PLL and Co.         No       Unknown
            Ltd.
REAL II     Lakeside Apartments I           T.B. Brademas &                No       Unknown
                                            Brooksfield Farm
REAL II     Landmark Associates LP          B. Bailey, T. Dobrusky &       No       Unknown
                                            B. Westberg

REAL III    Alabama Properties, Ltd. V      R. Beaver & Olympia            No       Unknown
                                            Develop. Co.
REAL III    Charlotte Lake River Associates TFGLA Associates               No       Unknown
REAL III    Village Apartment, Ltd.         RL Ayers                       No       Unknown
REAL III    Lakeside Apart., Ltd.           S. Oakowsky                    No       Unknown
REAL III    Santa Maria Ltd. Div.           Puerto Rico Mgt.               Yes        No
            Partnership Assoc.
REAL III    Marina Del Ray, Ltd.            Puerto Rick Mgt.               Yes        No
REAL III    300 Broadway Associates         T. Dimeo & Deacon              No       Unknown
                                            Development Co.
REAL III    Vista Housing Associates, L.P.  Bucare Development Co.         No       Unknown
REAL III    Westgate Apartments, Ltd.       B&B Enterprises                No       Unknown

REAL IV     Oakridge Park Apartments I      R. Crowell, B. Marcellus,
                                            & RF Williamson                No       Unknown
REAL IV     The Branford Group Limited      J. Prete & T. Rice
            Partnership
REAL IV     Scituate Vista Apartments       National Investments, Inc.     No       Unknown
REAL IV     One Madison Avenue Associates   Brown & One Madison Avenue     No       Unknown
REAL IV     Gren-Ko Enterprises of          D. Kittleson                   No       Unknown
            Barneveld, LP

REAL V      Richland Senior Associates      Nelson, Stanfield &            No       Unknown
                                            Richard Senior

REAL VI     Crockett Manor Apartments       Rosewood Apts. Corp            Yes        Yes
REAL VI     Oakwood Manor Associates, Ltd.  Rosewood Apts. Corp            Yes        Yes
REAL VI     Oakridge Park Phase II          B. Marcullus & B. Williams     No       Unknown
REAL VI     Hummelstown Housing Associates  Schindler & Hummelstown        No       Unknown
                                            Housing Assoc. Inc.
REAL VI     Valley Oaks Senior Housing      P. Sabelmaus & K. Otto         No       Unknown
            Assoc, a LP
REAL VI     Grant-ko Enterprises Limited    D. Kittleson & R. Adams        No       Unknown
            Partnership
REAL VI     Park Place Associates           J. Jennings                    No       Unknown
REAL VI     Parksedge Associates            H. Wall & Parksedge Corp       No       Unknown
REAL VI     Sol 413 Limited Dividend        Puerto Rico Mgt                Yes        No
            Partnership
REAL VI     Kentucky Manor Apts. Ltd.       S. Reyes, D. Brainard & C.     No       Unknown
                                            Brainard Ham
REAL VI     New Bel-Mo Enterprises Limited  D. Kittleson                   No       Unknown
            Partnership
REAL VI     Sauk-Ko-Apartments              D. Kittleson                   No       Unknown



                                                                       GP an AIMCO    GP
Registrant  Local Limited Partnership       General Partner (GP) (1)   Affiliate Consolidating
REAL VI     Charlton Housing Associates     CMJ Builders, Inc.             No       Unknown
REAL VI     Orocovix Limited Dividend       Bucare Development             No       Unknown
            Partnership
REAL VI     Eastridge Associates, Ltd.      Eastridge Assoc & Atlantic     No       Unknown
                                            Invest. Inc.

REAL VII    Arkansas City, LP               D. Gibson & OL Puryear &       No       Unknown
                                            Sons Construction
REAL VII    Oakview Apartments              D. Gibson & OL Puryear &       No       Unknown
                                            Sons Construction
REAL VII    Jasper County Properties, Ltd.  Rosewood Apts. Corp.           Yes        No
REAL VII    Newton Apartments, Ltd.         Rosewood Apts. Corp.           Yes        No
REAL VII    Pachuta Apartments, Ltd.        Rosewood Apts. Corp.           Yes        No
REAL VII    Shubuta Properties, Ltd.        Rosewood Apts. Corp.           Yes        No
REAL VII    Bluewater Limited Dividend      Bluewater Corp & Asset         No       Unknown
            Housing Association             Mgt. Group
REAL VII    Tradewinds East Assoc. Limited  Bay County Tradewinds &        No       Unknown
            Dividend Housing                Asset Mgt. Group
REAL VII    Aristocrat Manor, Ltd.          Mackey                         No       Unknown


(1)   General Partner of the Local Limited Partnership

Exhibit B - Representative Local Limited Partnership Agreement Excerpts

Williamson Towers Associates - REAL

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

Branford Development Associates - REAL II

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

Alabama Properties Ltd. V - REAL III

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

One Madison Avenue - REAL IV

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part of portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

Richland Senior - REAL V

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof during the first five years of the terms of the Partnership. Thereafter, the General Partner may sell, assign, transfer or otherwise dispose of (but shall not be entitled to encumber) its interest in the Partnership or any part or portion thereof provided that the General Partner first obtains the written consent of the Limited Partner, which consent shall not be unreasonably withheld. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

Hummelstown Housing Associates - REAL VI

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void.

Bluewater Ltd. Dividend Housing Assoc. - REAL VII

8.1 General Partner. Except as otherwise expressly provided herein, the General Partner shall not sell, assign, transfer, mortgage, pledge, or otherwise encumber or dispose of its interest in the Partnership or any part or portion thereof. Any such attempted sale, assignment, transfer, mortgage or charge in violation hereof shall be void. Notwithstanding the foregoing, either person constituting the Operating General Partner may assign his beneficial interest to a family trust or family member, or a partnership or corporation in which he holds (and continues at all times to hold) a controlling interest, so long as such entity possesses an adequate net worth so as not to endanger the Partnership's tax or economic status.